

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Cleveland Gary
President
ECRID, INC
1320 S Federal Hwy Suite 215
Stuart, FL 34994

> **Re: ECRID, INC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 23, 2021**
> **File Nos. 333-257313 and 333-255110**

Dear Mr. Gary:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form S-1

Financial Summary, page 9

1. We note your response to prior comment 5 and reissue in part. Please revise to include respective data as of the most recent financial statement date which is March 31, 2021.

Dilution of the Price You Pay for Your Shares, page 20

2. We note your net tangible book value per share as of June 10, 2021. As stated in prior comment 5, please revise to include the dilution data as of your most recent financial statements as opposed to March 31, 2020 as currently presented. To the extent financial statements are updated, please include the most recent data. In addition, please tell us how you calculated the book value per share of $0.4998 per share.

3.   Please correct the table on page 21 to reflect the proper shares issued after the offering for each percentage of the offering issued. In this regard, if only 75% of the shares are sold, you will not have the same amount of "total shares issued after the offering" of 333,893,944. All columns for 75%, 50%, 25%, and 10% should be revised to reflect the shares outstanding after the offering and the net tangible book value per share after the offering.

Financial Statements, page F-1

4.   Please revise to provide updated audited financial statements and related disclosures as of March 31, 2021 as required by Rule 8-08 of Regulation S-X.

December 31, 2020 Financial Statements
Condensed Statements of Stockholders' Equity, page F-17

5.   We note your response to prior comment 9 and reissue. Please revise the subtotal "Balance at December 31, 2020" to the correct label "Balance at December 31, 2019".

General

6.   Refer to prior comment 3. We note that Amendment No. 1 to the Form S-1 filed on June 23, 2021 has a different file number (333-257313) on public Edgar than the original Form S-1 (333-255110). Please advise. In addition, notwithstanding the new file number, the cover page of the registration statement filed on June 23 and page 37 of the prospectus to that registration statement both reference the original file number. Please advise or revise.

7.   We note your response to prior comment 7. Page 20 now indicates that there are 293,893,944 issued and outstanding shares of common stock, but page 8 indicates that there are 283,893,944 shares of common stock issued and outstanding. Please advise.

8.   Your response to our prior comment 10 indicates that Exhibit 99.1 was included as an exhibit to the Amendment No. 1 to the Form S-1, but no such exhibit appears to have been filed. Please advise. In addition, Exhibit 3.1 is illegible. Please refile a legible copy.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew McMurdo